Exhibit 99.158

DeFi Technologies Provides Monthly Corporate Update: Subsidiary Valour Reports Assets Under Management at

C$757 Million (US$561 Million), Up 49% This Fiscal Year, and Net Inflows of C$8.2 Million (US$6.1 Million) in September, Among Other Key Developments

●	AUM & Continued Month-over-Month Inflows: Valour Inc. reported C$757 million (US$561 million) in AUM as of September 30, 2024, a 49% increase year-to-date, driven by C$8.2 million (US$6.1 million) in net inflows for September. Key products, including Valour Solana SEK, Valour Near SEK, and Valour ETH Zero SEK, contributed to this strong performance, highlighting growing investor confidence in Valour’s innovative digital asset ETPs.

●	Strong Financial Position: September 30, 2024 cash and USDT balance stood at approximately C$19.7M (US$14.6M) with current loans payable at approximately C$13.5M (US$10M). The Company also purchased and holds 204.3 BTC, and diversified its treasury holdings with 81.3 ETH, 246,683 ADA, 86,616 DOT, 5,745 SOL, 491 UNI, 433,322 AVAX and 2,755,203 CORE tokens, totaling approximately C$40.2M (US$29.8M) as of September 30, 2024.

Toronto, Canada, October 8, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: RB9) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has reported assets under management (“AUM”) of C$757 million (US$561 million) as of September 30, 2024, representing a 49% increase year-to-date.

In September alone, Valour saw net inflows of C$8.2 million (US$6.1 million), continuing its streak of monthly inflows and reflecting growing investor confidence and demand for Valour’s ETPs.

Key Products Driving Inflows:

The products contributing to this exceptional performance include:

●	VALOUR SOLANA SEK: C$3,314,468 (US$2,442,641)

●	VALOUR NEAR SEK: C$1,154,688 (US$850,963)

●	VALOUR ETH ZERO SEK: C$923,036 (US$680,244)

●	VALOUR AVALANCHE AVAX SEK: C$882,288 (US$650,214)

●	VALOUR CARDANO SEK: C$410,631 (US$302,620)

These inflows highlight Valour's leadership in providing access to diverse digital assets.

The Company maintains a strong financial position with a cash balance of approximately C$19.7M (US$14.6M) and loans payable of approximately C$13.5M (US$10M) as of September 30, 2024. Additionally, the Company holds 204.3 BTC and has diversified its treasury holdings with 81.3 ETH, 246,683 ADA, 86,616 DOT, 5,745 SOL, 491 UNI, 433,322 AVAX and 2,755,203 CORE tokens, totaling approximately C$40.2M (US$29.8M) as of September 30, 2024.

Recent Strategic Developments from September include:

DeFi Technologies Subsidiary Valour launches Asset-backed Ethereum Physical Staking ETP for Professional Investors on the London Stock Exchange

Valour Digital Securities Limited launched its first asset-backed Ethereum Physical Staking exchange traded product (“ETP”) on the London Stock Exchange, giving professional investors secure, direct access to Ethereum and staking rewards. The non-leveraged ETP is backed by Ethereum held in cold storage by regulated custodians. This launch underscores Valour's role in integrating traditional finance with DeFi, enabling institutional investors to engage with digital assets through regulated financial products.

DeFi Technologies Files Form 40-F with the SEC

The Company filed a Form 40-F Registration Statement ("Form 40-F") with the United States Securities and Exchange Commission (the "SEC"), in connection with its application to list its common shares ("Shares") on The Nasdaq Stock Market LLC (the "Nasdaq"). The listing of the Company's common shares on the Nasdaq remains subject to the approval of the Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the Form 40-F being declared effective by the SEC. The Company will continue to maintain the listing of its Shares on the Cboe Canada Exchange.

DeFi Technologies Subsidiary Reflexivity Research Announces Inaugural Crypto Investor Day in New York City

DeFi Technologies' subsidiary Reflexivity Research will host its first Crypto Investor Day on October 25th, 2024, in New York City. The event will feature nearly 1,000 industry leaders from both crypto and traditional finance, including speakers from VanEck, Tether, Ripple Labs, and Fidelity Digital Assets. Moderated by Anthony Pompliano, the event is sponsored by major names like Coinbase, Ledger, Grayscale, and Ripple.

DeFi Technologies and Professional Capital Management Partners to Enter U.S. ETF Market

DeFi Technologies and Anthony Pompliano's Professional Capital Management have partnered to target the fast-growing U.S. ETF market. Combining DeFi Technologies' expertise in digital asset ETPs through Valour and Professional Capital Management's business success and media reach, the partnership aims to deliver innovative ETF solutions tailored to U.S. investors, strengthening their presence in the North American market.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour's flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; the Crypto Investor Day held by Reflexivity Research; investor confidence in Valour’s ETPs; filing of the Form 40-F and listing of the Shares on Nasdaq; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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